Exhibit 99.1

Press Release

Kornit Digital Reports 2016 First Quarter Results

Highlights

●	First quarter 2016 revenues of $21.8 million, an increase of 24.0% over the prior-year
●	First quarter GAAP net loss of $0.2 million, or net loss of $0.01 per diluted share
●	First quarter non-GAAP net income of $0.6 million, or $0.02 per diluted share
●	Non-GAAP gross margin of 48.7%; an increase of 300 basis points over the prior year
●	Company presented Storm Hexa at FESPA; resulting in multiple orders

ROSH-HA`AYIN, Israel, May 03, 2016 (GLOBE NEWSWIRE) -- Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the first quarter 2016.

Revenues for the first quarter of 2016 were $21.8 million, a 24.0% increase over the prior year period of $17.6 million.  Higher sales were attributable to wide spread growth across the Company’s products.

Non-GAAP net income in the first quarter of 2016 was $0.6 million, or $0.02 per diluted share, compared to prior-year net income of $0.9 million. On a GAAP basis, the Company reported net loss of $0.2 million, or $0.01 per diluted share, compared to a net loss of $0.2 million, in the first quarter of 2015.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer, commented, “In the first quarter of 2016 we continued to show strong revenue growth of 24.0% year over year, which, despite being our seasonally weakest quarter, showed continued momentum across our product categories. We believe we are firmly positioned for future growth, and expect a particularly strong second half driven by new system offerings and supported by large accounts with multi-system delivery plans.”

Seligsohn continued, “In the first quarter, we were very pleased with the customer response to our new Storm Hexa platform which was introduced at Fespa. Customers were especially enthusiastic about the significant improvements offered in the areas of cost per print, print quality and throughput. As the year progresses, we will be adding a number of new products focused on these three attributes. Overall, I am excited and encouraged about the growth we have seen, which we anticipate will continue throughout 2016.”

First Quarter 2016 Results of Operations
In the first quarter of 2016, Kornit reported revenues of $21.8 million, an increase of 24.0% compared with the prior-year level of $17.6 million. Higher sales were the result of higher volume of systems sold and ink.

Non-GAAP gross profit in the first quarter was $10.6 million, or 48.7% of sales, compared with $8.0 million, or 45.7% of sales in the prior-year. On a GAAP basis, first quarter gross profit was $10.5 million, compared with $7.9 million, in the prior-year. Higher gross margins primarily reflected a favorable sales mix of high throughput systems, and an increased contribution from ink and consumables during the current period.

Non-GAAP operating expenses in the first quarter increased to $9.9 million, or 45.6% of sales, compared to $6.7 million, or 37.9% of sales in the prior year. On a GAAP basis, total operating expenses in the first quarter were $10.6 million, compared to $7.7 million in the prior period. The increase in total operating expenses was consistent with the investment strategy previously discussed, as Kornit continues to execute its global infrastructure build out.

First quarter non-GAAP research and development expenses were $3.6 million, or 16.6% of sales, compared to $2.7 million, or 15.5% of sales in the prior-year. First quarter GAAP research and development expenses were $3.7 million, compared to the prior-year period of $2.9 million.

Non-GAAP operating income in the first quarter decreased to $0.7 million, compared to $1.4 million in the prior year. As a percent of sales, Non-GAAP operating margin for the first quarter was 3.1% of sales, compared with 7.9% of sales in the prior year.  On a GAAP basis, first quarter operating loss was $0.2 million, compared to the prior year period profit of $0.3 million.

Non-GAAP net earnings for the first quarter of 2016 were $0.6 million, or $0.02 per diluted share, compared to $0.9 million in the prior year period. On a GAAP basis, the Company reported net loss of $0.2 million, or net loss of $0.01 per diluted share, compared to a net loss of $0.2 million, in the first quarter of 2015.

Balance Sheet and Cash Flow

At March 31, 2016, the Company had cash and cash equivalents, deposits and marketable securities of $70.7 million, and no long-term debt. Cash flow used in operation activity for the first quarter of 2016 were $ 3.0 million, primarily due to the increase of inventories.

Second Quarter 2016 Guidance
The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information
Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer, will host a conference call today at 5:00 p.m. ET, or 12:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community.  A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-888-428-9473 or +1-719-325-2495 (international). The toll-free Israeli number is 1 80 924 5906. The confirmation code is 5840551.

To listen to a telephonic replay of the conference call, dial toll-free 1-877-870-5176 or +1-858-384-5517 (international) and enter confirmation code 5840551. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, May 3, 2016, and will last through 11:59 p.m. ET May 17, 2016.  The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, such as our Storm Hexa, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under "Risk Factors" in the company's Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 17, 2016. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure
Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude acquisition related expenses, share-based compensation expenses and amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit
Kornit develops, designs and markets innovative digital printing solutions for the global printed textile industry. Kornit’s solution includes its proprietary digital printing systems, ink and other consumables, associated software and value added services. Kornit’s vision is to revolutionize the textile industry by facilitating the transition from analog processes that have not evolved for decades to digital methods of production that address contemporary supply, demand and environmental dynamics. Kornit is a global company headquartered in Rosh-Ha`Ayin, Israel, with U.S. offices in Mequon, Wisconsin and additional sales, support and marketing offices in Germany and Hong Kong.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)

Revenues	$21,835	$17,610
Cost of revenues	11,365	9,672
Gross profit	10,470	7,938

Operating expenses:
Research and development	3,755	2,851
Selling and marketing	4,452	2,655
General and administrative	2,422	2,155
Total operating expenses	10,629	7,661
Operating income (loss)	(159)	277
Financial income (expenses), net	114	(257)
Income (loss) before taxes on income	(45)	20

Taxes on income	181	221
Net loss	(226)	(201)

Basic and Diluted net loss per share	$(0.01)	$(0.02)

Weighted average number of shares used in computing basic and diluted net loss per share	30,361,653	8,973,224

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)

GAAP net loss as reported	$(226)	$(201)

Non-GAAP adjustments
Expenses recorded for share-based compensation
Cost of revenues	103	59
Research and development	87	56
Selling and marketing	153	84
General and administrative	383	241
Acquisition related expenses
Research and development	50	63
General and administrative	-	550
Intangible assets amortization
Cost of revenues	56	56

Total adjustments	832	1,109

Non-GAAP net income	$606	$908

Non- GAAP diluted net income per share	$0.02	$0.08

Weighted average number of shares used in computing diluted net income per share	32,023,704	11,170,422

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31,	December 31,
	2016	2015
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$14,428	$18,464
Short term bank deposits	20,001	22,000
Available for sale marketable securities	8,334	4,527
Trade receivables, net	21,380	22,598
Other accounts receivables and prepaid expenses	3,322	3,314
Inventory	18,558	15,803
Total current assets	86,023	86,706

LONG-TERM ASSETS:
Available for sale marketable securities	27,959	29,152
Severance pay fund	1,175	1,125
Property and equipment, net	4,844	4,778
Intangible assets, net	966	1,023
Other assets	607	568
Total long-term assets	35,551	36,646

Total assets	$121,574	$123,352

LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	$11,308	$13,230
Employees and payroll accruals	3,654	4,383
Deferred revenues and advances from customers	1,003	1,008
Other payables and accrued expenses	2,327	2,630
Total current liabilities	18,292	21,251

LONG-TERM LIABILITIES:
Accrued severance pay	1,912	1,839

Total long-term liabilities	1,912	1,839

SHAREHOLDERS' EQUITY	101,370	100,262

Total liabilities and shareholders' equity	$121,574	$123,352

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Three Months Ended
	March 31,
	2016	2015
	(Unaudited)

Cash flows from operating activities:
Net loss	$(226)	$(201)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	524	398
Share-based compensation	726	440
Decrease in amortization of premium on marketable securities	107	-
Increase (decrease) in accrued severance pay, net	23	(51)
Increase (decrease) in trade receivables	1,399	(380)
Increase in other receivables and prepaid expenses	(339)	(873)
Increase in inventory	(2,612)	(1,348)
Changes in deferred taxes, net	335	(3)
Increase in other long term assets	(33)	-
Increase (decrease) in trade payables	(1,709)	1,889
Increase (decrease) in employees and payroll accruals	(739)	620
Decrease in deferred revenues	(11)	(358)
Increase (decrease) in other payables and accrued expenses	(112)	664
Foreign currency translation gain (loss) on inter company balances with foreign subsidiaries	(385)	579
Net cash used in operating activities	(3,052)	1,376

Cash flows from investing activities:
Purchase of property and equipment	(736)	(340)
Cash paid in connection with acquisition	-	(1,000)
Proceeds from bank deposits, net	1,999	-
Proceeds from redemption or sale of marketable securities	1,000	-
Purchase of marketable securities	(3,509)	-
Net cash used in investing activities	(1,246)	(1,340)

Cash flows from financing activities:
Payment of deferred issuance cost	-	(368)
Exercise of employee stock options	239	-
Net cash provided by (used in) financing activities	239	(368)
Foreign currency translation adjustments on cash and cash equivalents	23	(70)
Decrease in cash and cash equivalents	(4,059)	(332)
Cash and cash equivalents at the beginning of the period	18,464	4,993
Cash and cash equivalents at the end of the period	14,428	4,591

Non-cash investing activities:
Purchase of property and equipment on credit	206	31
Issuance expenses on credit	-	481
Inventory transferred to be used as property and equipment	-	259

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

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